SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________
                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         Highlands Insurance Group, Inc.
                               (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   431032101
                                 (CUSIP Number)

                               Peter A. Hochfelder
                           c/o Brahman Management, L.L.C.
                             277 Park Avenue, 26th Floor
                              New York, New York 10172
                                  (212) 941-1400
                   (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                 October 20, 1998
               (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

<PAGE


SCHEDULE 13D

CUSIP No. 431032101                                         Page 2 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        105,700
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     105,700

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    105,700

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    0.8%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 431032101                                         Page 3 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Institutional Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        243,200
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     243,200

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    243,200

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     1.8%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 431032101                                         Page 4 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    BY Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        299,207
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     299,207

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    299,207

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     2.3%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 431032101                                         Page 5 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH          648,107
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                       648,107
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                      648,107

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     4.9%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

SCHEDULE 13D

CUSIP No. 431032101                                         Page 6 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Capital Corp.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        299,207
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     299,207

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    299,207

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     2.3%

     14        TYPE OF REPORTING PERSON*
                    CO;IA

SCHEDULE 13D

CUSIP No. 431032101                                         Page 7 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Peter A. Hochfelder

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        648,107
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     648,107

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    648,107

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     4.9%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No. 431032101                                         Page 8 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Robert J. Sobel

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        648,107
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     648,107

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    648,107

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     4.9%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No. 431032101                                         Page 9 of 18 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Mitchell A. Kuflik

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        648,107
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     648,107

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    648,107

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     4.9%

     14        TYPE OF REPORTING PERSON*
                    IN

                                                           Page 10 of 18 Pages
           The Schedule 13D initially filed on July 21, 1997, as amended by Amendment No. 1 to such Schedule 13D filed on September 25, 1997, by the signatories hereto relating to the Common Stock, par value $0.01 per share (the "Common Stock"), issued by Highlands Insurance Group, Inc., a Delaware corporation (the "Company"), whose principal executive offices are at 1000 Lenox Drive, Lawrenceville, New Jersey 08648, is hereby amended by this Amendment No. 2 to the Schedule 13D as follows:
Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------
          Item 3 is hereby amended to add the following:
          During the past 60 days, (i) Brahman II purchased 6,600 shares of Common Stock at a net investment cost of $72,944 (including commissions) and Brahman II sold 61,600 shares of Common Stock for which it received net proceeds of $637,858 (including commissions), (ii) Brahman Institutional purchased 8,400 shares of Common Stock at a net investment cost of $99,055 (including commissions)and Brahman Institutional sold 133,600 shares of Common Stock for which it received net proceeds of $1,382,904 (including commissions), (iii) BY Partners purchased 13,800 shares of Common Stock at a net investment cost of $164,218 (including commissions)and BY Partners sold 136,800 shares of Common Stock for which it received net proceeds of $1,417,043 (including commissions), and (iv) Brahman Capital for the account of Brahman Offshore purchased 2,900 shares of Common Stock at a net investment cost of $34,325 (including commissions) and sold 101,000 shares of Common Stock for which it received net proceeds of $1,034,039 (including commissions). As of the close of business on October 23, 1998, Brahman

                                                         Page 11 of 18 Pages
Capital held no shares of Common Stock for the account of Brahman Offshore.
In (i) through (iv) above, the funds, with respect to purchases of shares of Common Stock, were furnished from the investment capital of the respective entity.
Item 5.   Interest in Securities of the Issuer.
------    -------------------------------------
          Item 5(a) is hereby deleted and the following inserted in its place:
          (a) As of the close of business on October 23, 1998, (i) Brahman II owns beneficially 105,700 shares of Common Stock, constituting approximately 0.8% of the shares outstanding; (ii) Brahman Institutional owns beneficially 243,500 shares of Common Stock, constituting approximately 1.8% of the shares outstanding; (iii) BY Partners owns beneficially 299,207 shares of Common Stock, constituting approximately 2.3% of the shares outstanding; (iv) Brahman Management owns beneficially 648,107 shares of Common Stock, constituting approximately 4.9% of the shares outstanding (such amounts are inclusive of the amounts reported by Brahman II, BY Partners and Brahman Institutional pursuant to clauses (i)-(iii) herein); (v) Brahman Capital owns beneficially 299,207 shares of Common Stock, constituting approximately 2.3% of the shares outstanding (such amounts reflect the 299,207 shares held by BY Partners); and
(vi) each of Messrs. Hochfelder, Sobel and Kuflik own beneficially 648,107 shares of Common Stock, constituting approximately 4.9% of the shares outstanding. On October 23, 1998, Brahman Management, and each of Messrs. Hochfelder, Sobel and Kuflik ceased to be the beneficial owner of more than five percent of the shares of Common Stock outstanding. Brahman Management,
<page


                                                         Page 12 of 18 Pages
Brahman Capital and Messrs. Hochfelder, Sobel and Kuflik own directly no shares of Common Stock. By reason of the provisions of Rule 13d-5(b)(1) under the Act, the Reporting Persons comprising the foregoing group may be deemed to own 648,107 shares, constituting approximately 4.9% of the shares of Common Stock outstanding. The percentages used herein are calculated based upon the 13,200,831 shares of Common Stock stated to be issued and outstanding at June 30, 1998, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended June 30, 1998.
        Item 5(b) is hereby amended to add the following:
        The trading dates, number of shares purchased or sold and price per share (excluding commissions) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule A hereto. All such transactions were open market transactions and were effected on the New York Stock Exchange. No other transactions were effected by any of the persons named in response to Item 5(a) above during such period.

Page 13 of 18 Pages
                                SIGNATURES
          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: October 27, 1998
                                    BRAHMAN PARTNERS II, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BRAHMAN INSTITUTIONAL PARTNERS, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BY PARTNERS, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member

                                                           Page 14 of 18 Pages

                                    BRAHMAN CAPITAL CORP.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  President


                                    /s/ Peter A. Hochfelder
                                    ------------------------------------------
                                          Peter A. Hochfelder


                                    /s/ Robert J. Sobel
                                    ------------------------------------------
                                          Robert J. Sobel


                                    /s/ Mitchell A. Kuflik
                                    ------------------------------------------
                                          Mitchell A. Kuflik

                                                          Page 15 of 18 Pages

                                  Schedule A

                             Brahman Partners II, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction       Shares Purchased/(Sold)             (excluding commissions)
------------------------------------------------------------------------------

08-24-98                       800.000                         13.725
08-25-98                       300.000                         13.932
10-01-98                       500.000                         11.475
10-06-98                       300.000                         11.375
10-07-98                       200.000                         11.063
10-09-98                       200.000                         10.125
10-12-98                     2,500.000                          9.985
10-13-98                       200.000                         10.250
10-15-98                       600.000                         10.750
10-15-98                    (8,000.000)                        10.632
10-15-98                    (2,500.000)                        10.438
10-16-98                       300.000                         10.500
10-16-98                   (18,200.000)                        10.500
10-16-98                    (7,700.000)                        10.313
10-19-98                       700.000                         10.556
10-19-98                      (700.000)                        10.375
10-20-98                    (4,100.000)                        10.250
10-20-98                    (4,100.000)                        10.375
10-23-98                   (16,300.000)                        10.313

                                                          Page 16 of 18 Pages

                                  Schedule A

                      Brahman Institutional Partners, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction       Shares Purchased/(Sold)             (excluding commissions)
------------------------------------------------------------------------------

08-24-98                     1,800.000                         13.725
08-25-98                       800.000                         13.932
10-01-98                       800.000                         11.475
10-06-98                       700.000                         11.375
10-07-98                       500.000                         11.063
10-09-98                       300.000                         10.125
10-13-98                       300.000                         10.250
10-15-98                       900,000                         10.750
10-15-98                   (14,700.000)                        10.632
10-15-98                    (5,500.000)                        10.438
10-16-98                       700.000                         10.500
10-16-98                   (40,400.000)                        10.500
10-16-98                   (17,400.000)                        10.313
10-19-98                     1,600.000                         10.556
10-19-98                    (1,700.000)                        10.375
10-20-98                    (7,000.000)                        10.250
10-20-98                    (9,400.000)                        10.375
10-23-98                   (37,500.000)                        10.313

                                                          Page 17 of 18 Pages

                                  Schedule A

                               BY Partners, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction       Shares Purchased/(Sold)             (excluding commissions)
------------------------------------------------------------------------------


08-24-98                     1,900.000                         13.725
08-25-98                       900.000                         13.932
08-31-98                     2,000.000                         12.625
09-04-98                     2,000.000                         12.188
10-01-98                       900.000                         11.475
10-06-98                       800.000                         11.375
10-07-98                       700.000                         11.063
10-09-98                       400,000                         10.125
10-13-98                       400.000                         10.250
10-15-98                     1,200.000                         10.750
10-16-98                       800.000                         10.500
10-16-98                   (47,100.000)                        10.500
10-16-98                   (20,200.000)                        10.313
10-19-98                     1,800.000                         10.556
10-19-98                    (2,100.000)                        10.375
10-20-98                    (9,700.000)                        10.250
10-20-98                   (11,500.000)                        10.375
10-23-98                   (46,200.000)                        10.313

                                                          Page 18 of 18 Pages

                                  Schedule A

                   Brahman Capital Corp. for the account of

                      Brahman Partners II Offshore, Ltd.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction       Shares Purchased/(Sold)             (excluding commissions)
------------------------------------------------------------------------------


08-24-98                       500.000                         13.725
08-25-98                       200.000                         13.932
09-04-98                       500.000                         12.188
10-01-98                       300.000                         11.475
10-06-98                       200.000                         11.375
10-07-98                       100.000                         11.063
10-09-98                       100,000                         10.125
10-13-98                       100.000                         10.250
10-15-98                       300.000                         10.750
10-15-98                    (3,800.000)                        10.632
10-15-98                    (2,000.000)                        10.438
10-16-98                       200.000                         10.500
10-16-98                   (10,800.000)                        10.500
10-16-98                    (4,700.000                         10.313
10-19-98                       400.000                         10.556
10-19-98                      (500.000)                        10.375
10-20-98                   (20,900.000)                        10.250
10-20-98                   (58,300.000)                        10.250